                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            ICG Communications, Inc.

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)


                                    449246107

                                 (CUSIP Number)


                                 Thomas O. Hicks
                   c/o Hicks, Muse, Tate & Furst Incorporated
                               200 Crescent Court
                                   Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   Copies to:

                                  Eric S. Shube
                             Vinson & Elkins L.L.P.
                    1325 Avenue of the Americas, 17th Floor
                            New York, New York 10019
                                 (917) 206-8005

                                  July 21, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued on following pages)

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   Mr. Thomas O. Hicks
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*               (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                     N/A

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                  [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                          United States

------------------------------------------------------------------------------
                        7          Sole Voting Power                         0
Number of            ----------------------------------------------------------
Shares                  8         Shared Voting Power*               11,428,810
Beneficially         ----------------------------------------------------------
Owned by Each           9        Sole Dispositive Power                      0
Reporting            ----------------------------------------------------------
Person With            10       Shared Dispositive Power*            11,428,810

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**    11,428,810

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    19.03%
------------------------------------------------------------------------------
14 Type of Reporting Person                                                 IN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM4 ICG Qualified Fund, LLC
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                              Delaware

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                      10,399,330
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                 10,399,330

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**   10,399,330

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                   17.61%

------------------------------------------------------------------------------
14 Type of Reporting Person                                               OO

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HMTF Equity Fund IV (1999), L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                                  Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                      10,399,330
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                 10,399,330

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**   10,399,330

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                   17.61%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM4 ICG Private Fund, LLC.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                                Delaware

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                          73,579
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                     73,579

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**      73,579

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.15%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                OO

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HMTF Private Equity Fund IV (1999), L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                                 Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                          73,579
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                     73,579

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**      73,579

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.15%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM4/GP (1999) Partners, L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                                  Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                      10,472,908
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                 10,472,908

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**  10,472,908

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                   17.72%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM 4-EQ ICG Coinvestors, LLC
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                              Delaware

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                         152,984
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                    152,984

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**     152,984

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.31%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                OO

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM 4-EQ (1999) Coinvestors, L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                                 Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                         152,984
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                    152,984

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**     152,984

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.31%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM 4-SBS ICG Coinvestors, LLC
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                               Delaware

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                         249,337
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                    249,337

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**     249,337

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.51%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                OO

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   HM 4-SBS (1999) Coinvestors, L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                               Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                         249,337
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                    249,337

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**     249,337

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                    0.51%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   Hicks, Muse GP (1999) Partners IV, L.P.
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                               Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                      10,875,299
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                 10,875,299

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**  10,875,299

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                   18.27%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                PN

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
 1 Name of Reporting Person
   I.R.S. Identification No. of above person (entities only)

   Hicks, Muse (1999) Fund IV, LLC
------------------------------------------------------------------------------
 2 Check the appropriate box if a member of a group*                 (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
 3 SEC  use  only

------------------------------------------------------------------------------
 4 Source of Funds                                                         OO

------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    [ ]

------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                               Texas

------------------------------------------------------------------------------
                      7  Sole Voting Power                                  0
Number of            ----------------------------------------------------------
Shares                8  Shared Voting Power*                      10,875,229
Beneficially         ----------------------------------------------------------
Owned by Each         9  Sole Dispositive Power                             0
Reporting            ----------------------------------------------------------
Person With          10  Shared Dispositive Power*                 10,875,229

------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by each Reporting Person**  10,875,229

------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [ ]

------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                   18.27%

------------------------------------------------------------------------------
14 Type of Reporting Person                                                OO

------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HM PG-IV ICG, LLC
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                             Delaware
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                      553,581
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                 553,581
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**    553,581
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  1.13%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               OO
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Hicks, Muse PG-IV (1999), C.V.
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          Netherlands
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                      553,581
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                 553,581
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**    553,581
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  1.13%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               PN
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HM Equity Fund IV/GP Partners (1999), C.V.
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          Netherlands
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                      553,581
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                 553,581
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**    553,581
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  1.13%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               PN
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HM GP Partners IV Cayman, L.P.
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                       Cayman Islands
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                      553,581
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                 553,581
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**    553,581
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  1.13%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               PN
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HM Fund IV Cayman LLC
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                       Cayman Islands
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                      553,581
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                 553,581
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**    553,581
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  1.13%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               OO
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HMTF Bridge ICG, LLC
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                             Delaware
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                            0
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                       0
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**          0
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                     0%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               OO
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

 ** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HMTF Bridge Partners, L.P.
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                             Delaware
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                            0
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                       0
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**          0
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                     0%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               PN
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         HMTF Bridge Partners, LLC
------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3    SEC  use  only
------------------------------------------------------------------------------
4    Source of Funds                                                        OO
------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
------------------------------------------------------------------------------
6    Citizenship or Place of Organization                                Texas
------------------------------------------------------------------------------
                        7    Sole Voting Power                               0
Number of               ------------------------------------------------------
Shares                  8    Shared Voting Power*                            0
Beneficially            ------------------------------------------------------
Owned by Each           9    Sole Dispositive Power                          0
Reporting               ------------------------------------------------------
Person With             10   Shared Dispositive Power*                       0
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person**          0
------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                     0%
------------------------------------------------------------------------------
14   Type of Reporting Person                                               OO
------------------------------------------------------------------------------

*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 8% Series A Convertible Preferred Stock held by other holders or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission on April 20, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of ICG Communications, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         As more fully described in Item 6 below, on April 10, 2000, Bridge LLC, Qualified LLC, Private LLC, PG-IV LLC, 4-SBS LLC and 4-EQ LLC each purchased from the Issuer the number of shares of Preferred Stock and the number of Warrants set forth opposite their respective names below at the purchase price set forth opposite their respective names below.

Name of entity    Number of shares    Number of       Purchase
                 of Preferred Stock    Warrants        Price
                    purchased         purchased
--------------   ------------------   ---------     ------------
Qualified LLC           10,464        1,395,253     $104,644,000
Private LLC                 74            9,885     $    741,000
4-EQ LLC                   154           20,502     $  1,538,000
4-SBS LLC                  251           33,412     $  2,506,000
PG-IV LLC                  557           74,281     $  5,571,000
Bridge LLC              11,500        1,533,334     $115,000,000
                        ------        ---------     ------------

         As more fully described in Item 4 below, on July 21, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by Equity L.P.; Equity L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by 4-EQ L.P.; 4-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by 4-SBS L.P.; 4-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG-IV LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by PG-IV C.V.; PG-IV C.V. obtained such funds from capital contributions provided by its limited partners and HM Equity C.V.; HM Equity C.V. obtained such funds from capital contributions provided by its limited partners and G.P. Cayman L.P.; and G.P. Cayman L.P. obtained such funds from capital contributions provided by its limited partners and Fund IV Cayman LLC. Fund IV Cayman LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $3,489,230.00 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $114,735,029.39 (including fees), from borrowing under a credit agreement dated December 28, 1999, among HMTF Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers, and any Future Borrowers from time to time parties thereto, the Lenders from time to time parties thereto, the Issuing Bank, The Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent ("Credit Agreement"). On June 29, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement with the proceeds of loans provided by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC. Demand notes issued by Bridge LLC in connection with such loans (the "Demand Notes") were filed as Exhibit 10.7 to Amendment No. 1 to the Schedule 13D and are incorporated herein by reference. On July 21, 2000, Bridge LLC repaid the borrowing under the Demand Notes with the proceeds from the sale of its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

Item 4. Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

         On July 21, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

Name of entity      Number of shares    Number of
                  of Preferred Stock     Warrants
                      purchased         purchased
--------------    ------------------    ---------
Qualified LLC        10,464             1,395,254
Private LLC              74                 9,885
4-EQ LLC                154                20,502
4-SBS LLC               251                33,412
PG-IV LLC               557                74,281

         The purchase price for the shares of Preferred Stock and Warrants sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3 and together with an amount in respect of accrued dividends.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         All beneficial ownership amounts set forth below give effect to the accretion of dividends through June 30, 2000.

         (a) (1) Qualified LLC is the record and beneficial owner of 20,928 shares of Preferred Stock and 2,790,507 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, Qualified LLC is the beneficial owner of 10,399,330 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 17.61% of the outstanding shares of Common Stock.

             (2) Assuming conversion of all 20,928 shares of Preferred Stock and exercise of all 2,790,507 Warrants owned of record by Qualified LLC, Equity L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,399,330 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 17.61% of the outstanding shares of Common Stock.

             (3) Private LLC is the record and beneficial owner of 148 shares of Preferred Stock and 19,770 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Private LLC is the beneficial owner of 73,579 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 0.15% of the outstanding shares of Common Stock.

             (4) Assuming conversion of all 148 shares of Preferred Stock and exercise of all 19,770 Warrants owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 73,579 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 0.15% of the outstanding shares of Common Stock.

             (5) Assuming conversion of all 21,076 shares of Preferred Stock and exercise of all 2,810,277 Warrants owned of record by Qualified LLC and Private LLC, HM4/GP Partners, in its capacity as the sole general partner of each of Equity L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,472,908 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 17.72% of the outstanding shares of Common Stock.

             (6) 4-EQ LLC is the record and beneficial owner of 308 shares of Preferred Stock and 41,004 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, 4-EQ LLC is the beneficial owner of 152,984 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 0.31% of the outstanding shares of Common Stock.

             (7) Assuming conversion of all 308 shares of Preferred Stock and exercise of all 41,004 Warrants owned of record by 4-EQ LLC, 4-EQ L.P., in its capacity as sole member of 4-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 152,984 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of

Common Stock outstanding, represents approximately 0.31% of the outstanding shares of Common Stock.

             (8) 4-SBS LLC is the record and beneficial owner of 502 shares of Preferred Stock and 66,824 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, 4-SBS LLC is the beneficial owner of 249,337 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 0.51% of the outstanding shares of Common Stock.

             (9) Assuming conversion of all 502 shares of Preferred Stock and exercise of all 66,824 Warrants owned of record by 4-SBS LLC, 4-SBS L.P., in its capacity as sole member of 4-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 249,337 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 0.51% of the outstanding shares of Common Stock.

             (10) Assuming conversion of all 21,886 shares of Preferred Stock and exercise of all 2,918,105 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners, in its capacity as sole general partner of each of HM4/GP Partners, 4-EQ L.P. and 4-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,875,229 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 18.27% of the outstanding shares of Common Stock.

             (11) Assuming conversion of all 21,886 shares of Preferred Stock and exercise of all 2,918,105 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC, in its capacity as the sole general partner of Hicks GP Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,875,229 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 18.27% of the outstanding shares of Common Stock.

             (12) PG-IV LLC is the record and beneficial owner of 1,114 shares of Preferred Stock and 148,562 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, PG-IV LLC is the beneficial owner of 553,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 1.13% of the outstanding shares of Common Stock.

             (13) Assuming conversion of all 1,114 shares of Preferred Stock and exercise of all 148,562 Warrants owned of record by PG-IV LLC, PG-IV C.V., in its capacity as sole member of PG-IV LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 553,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 1.13% of the outstanding shares of Common Stock.

             (14) Assuming conversion of all 1,114 shares of Preferred Stock and exercise of all 148,562 Warrants owned of record by PG-IV LLC, HM Equity C.V., in its capacity as sole general partner of PG-IV C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 553,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 1.13% of the outstanding shares of Common Stock.

             (15) Assuming conversion of all 1,114 shares of Preferred Stock and exercise of all 148,562 Warrants owned of record by PG-IV LLC, GP Cayman L.P., in its capacity as sole general partner of HM Equity C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 553,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 1.13% of the outstanding shares of Common Stock.

             (16) Assuming conversion of all 1,114 shares of Preferred Stock and exercise of all 148,562 Warrants owned of record by PG-IV LLC, Fund IV Cayman LLC, in its capacity as the sole general partner of GP Cayman L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 553,581 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 1.13% of the outstanding shares of Common Stock.

             (17) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge LLC is no longer the record and beneficial owner of any shares of Preferred Stock or Warrants.

             (18) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners L.P., in its capacity as sole member of Bridge LLC, may no longer be, pursuant to Rule 13d-3 of the Exchange Act, deemed to be the beneficial owner of any shares of Common Stock, upon any conversion of such shares of Preferred Stock or exercise of such Warrants.

             (19) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may no longer be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owner of any shares of Common Stock, upon any conversion of such shares of Preferred Stock or exercise of such Warrants.

             (20) Assuming conversion of all 23,000 shares of Preferred Stock and exercise of all 3,066,667 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Mr. Thomas O. Hicks, in his capacity as sole member of Fund IV LLC and Fund IV Cayman LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,428,810 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 10, 2000, there being 48,642,985 shares of Common Stock outstanding, represents approximately 19.03% of the outstanding shares of Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Securities Purchase Agreement

         Pursuant to the Preferred Stock and Warrant Purchase Agreement (as amended by the Amendment Agreement referred to below, the "Securities Purchase Agreement"), dated as of February 27, 2000 between the Issuer, Liberty Media Corporation, Gleacher/ICG Investors, LLC and Bridge LLC, the Issuer agreed, inter alia, to sell to Bridge LLC, and Bridge LLC agreed to purchase from the Issuer, 230,000 shares of Preferred Stock and 3,066,667 Warrants for a purchase price of $230,000,000. Prior to the issuance of the shares of Preferred Stock and Warrants at the Closing (as defined below), pursuant to an Assignment of Rights Under Preferred Stock and Warrant Purchase Agreement dated February 16, 2000 (the "Assignment Agreement"), Bridge LLC assigned 50% of its rights, titles, interests and obligations in, to and under the Securities Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees").

         The number of shares of Preferred Stock to be sold to Bridge LLC and the Assignees was reduced to 23,000 and the Liquidation Preference of each share was increased from $1,000 to $10,000 (with no change to the aggregate purchase price) by way of an Amendment, Consent and Waiver dated April 10, 2000 ("Amendment Agreement"). The number of shares to be sold to the other purchasers under the Securities Purchase Agreement was also correspondingly reduced. Pursuant to the Amendment Agreement, the parties also agreed to redesignate the Preferred Stock such that Liberty Media Corporation would be issued Series A-1 Preferred Stock, Bridge LLC and the Assignees would be issued Series A-2 Preferred Stock and Gleacher/ICG Investors, LLC would be issued Series A-3 Preferred Stock. Unless the context otherwise requires, references herein to the "Preferred Stock" shall mean, collectively, the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock.

         On April 10, 2000 at the closing held pursuant to the Securities Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock and the number of Warrants set forth opposite such person's name below in exchange for the purchase price set forth opposite such person's name below.

Name of entity     Number of shares       Number of      Purchase
                  of Preferred Stock       Warrants        Price
                      purchased          purchased
--------------    ------------------     ---------     ------------
Qualified LLC           10,464           1,395,253     $104,644,000
Private LLC                 74               9,885     $    741,000
4-EQ LLC                   154              20,502     $  1,538,000
4-SBS LLC                  251              33,412     $  2,506,000
PG-IV LLC                  557              74,281     $  5,571,000
Bridge LLC              11,500           1,533,334     $115,000,000

         The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit
10.1 to the Schedule 13D and is incorporated herein by reference and the Amendment, Consent and Waiver, a copy of which is filed as Exhibit 10.2 to the
Schedule 13D and is incorporated herein by reference.

         On July 21, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

Name of entity        Number of shares      Number of
                     of Preferred Stock      Warrants
                         purchased          purchased
--------------       ------------------     ---------
Qualified LLC             10,464            1,395,254
Private LLC                   74                9,885
4-EQ LLC                     154               20,502
4-SBS LLC                    251               33,412
PG-IV LLC                    557               74,281

         On July 21, 2000, Bridge LLC repaid the borrowing under the Demand Notes referred to in Item 3 with the proceeds from the sale of its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

         Registration Rights Agreement

         At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The HMTF Holders may make one additional demand for registration upon exercise of all or a portion of the Warrants held by them. The Registration Rights Agreement also grants demand registration rights to holders of Registrable Securities affiliated with Liberty Media Corporation. In addition, the purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act") as well as rights to request a shelf registration of portions of the Registrable Securities.

         "Registrable Securities" means (a) the shares of Common Stock issued or issuable upon conversion of the Preferred Stock or upon exercise of the Warrants, plus any additional shares of

Common Stock or Warrants issued in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (b) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.3 to the Schedule 13D and is incorporated herein by reference.

         Certificate of Designation

         As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create three series of Preferred Stock. Except in relation to director appointment rights, the powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock are identical.

         Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer (other than Preferred Stock Mandatorily Redeemable 2009 of the Issuer), the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with the Preferred Stock Mandatorily Redeemable 2009 of the Issuer and with each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 8% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. On each Dividend Payment Date, commencing on the June 30, 2000 Dividend Payment Date, to and including the June 30, 2005 Dividend Payment Date, accrued dividends on a share of Preferred Stock for the preceding Dividend Period shall be added cumulatively to and thereafter remain a part of the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on September 30, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date. Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the

Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion. The initial Conversion Price is $28.00 per share.

         The shares of Preferred Stock may be redeemed at any time commencing on or after June 30, 2000, in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Dividend (as defined in the Certificate of Designation) if applicable) plus accrued and unpaid dividends from the last Dividend Payment Date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on June 30, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference (after giving effect to the Special Dividend, if applicable), plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

         If a "Change of Control" (as defined in the Certificate of Designation) occurs prior to June 30, 2005, an amount equal to the Special Dividend is to be added to the Liquidation Preference of each share of Preferred Stock. The Special Dividend, for each share of Preferred Stock, is the difference between
(i) $14,859.47 (as that number may be adjusted for stock splits, stock dividends or similar events) and (ii) the amount of the actual Liquidation Preference of such share immediately prior to the Change of Control.

         Upon occurrence of a Change of Control, the Issuer has the right, but not the obligation, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer does not offer to repurchase all the shares of Preferred Stock in accordance with the Certificate of Designation, the dividend rate on the Preferred Stock will increase to 16%. If the dividend rate is so increased, the Issuer will have the right (but not the obligation) (i) at any time prior to June 30, 2005 to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase and (ii) at any time after June 30, 2005, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 100% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 100% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer makes such an offer, the dividend rate on the Preferred Stock will be thereafter reduced to 8%.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of between 51% and 75% the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own any combination of the shares of Common Stock (on an as converted basis) that, taken together, equal at least 4,107,143 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), the holders of Series A-2 Preferred Stock, voting as a class, may elect one director, or if greater, such number (rounded up to the nearest whole number) equal to 10% of the then authorized number of members of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Pursuant to this right, the holders of the Series A-2 Preferred Stock have elected Thomas O. Hicks to the board of directors of the Issuer. The Securities Purchase Agreement contains a parallel provision for the election of a director that is inoperative for so long as the above described provision is in effect. Pursuant to the Certificate of Designation, holders of the Series A-1 Preferred Stock have the right to elect up to two directors under certain circumstances.

         "Liquidation Preference" means an amount equal to $10,000 per share of Preferred Stock plus accrued and unpaid dividends, subject to change in accordance with the provisions of the Certificate of Designation.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.4 to the Schedule 13D and is incorporated herein by reference.

         Common Stock Warrant Certificate

         As contemplated by the Securities Purchase Agreement, at the Closing the Issuer issued the Warrants. The Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the Warrant Certificate. The Warrants are void after April 10, 2005. Warrants were also issued to the other purchasers.

         The foregoing description of the Warrants is not, and does not purport to be, complete and is qualified in its entirety by reference to the form of Common Stock Warrant, a copy of which is filed as Exhibit 10.5 to the Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 10.8: Assignment of Securities by Bridge LLC to each of Qualified LLC,
              Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         By: /s/ David Knickel*
                                           ------------------------------------
                                       Name: Thomas O. Hicks

                                        * By: David W. Knickel
                                              Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM4 ICG QUALIFIED FUND, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HMTF EQUITY FUND IV (1999), L.P.


                                       By: HM4/GP (1999) Partners, L.P.,
                                           its General Partner

                                       By: Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM4 ICG PRIVATE FUND, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                       By: HM4/GP (1999) Partners, L.P.,
                                           its General Partner

                                       By: Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM4/GP (1999) PARTNERS, L.P.

                                       By: Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM 4-EQ ICG COINVESTORS, LLC

                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM 4-EQ (1999) COINVESTORS, L.P.

                                       By: Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM 4-SBS ICG COINVESTORS, LLC

                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM 4-SBS (1999) COINVESTORS, L.P.

                                       By: Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                       By: Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HICKS, MUSE (1999) FUND IV, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM PG-IV ICG, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HICKS, MUSE PG-IV (1999), C.V.

                                       By: HM Equity Fund IV/GP Partners
                                           (1999), C.V., its General Partner

                                       By: HM GP Partners IV Cayman, L.P., its
                                           General Partner

                                       By: HM Fund IV Cayman LLC, its General
                                           Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                       HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                     By: HM GP Partners IV Cayman, L.P., its
                                         General Partner

                                     By: HM Fund IV Cayman LLC, its General
                                         Partner


                                     By: /s/ David Knickel
                                         --------------------------------------
                                     Name: David W. Knickel
                                     Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM GP PARTNERS IV CAYMAN, L.P.

                                       By: HM Fund IV Cayman LLC, its General
                                           Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HM FUND IV CAYMAN LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HMTF BRIDGE ICG, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HMTF BRIDGE PARTNERS, L.P.

                                       By: HMTF Bridge Partners, LLC, its
                                           General Partner


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                         HMTF BRIDGE PARTNERS, LLC


                                       By: /s/ David Knickel
                                           ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 10.8            Assignment of Securities by Bridge LLC to Qualified LLC,
                 Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.